EXHIBIT 99.1
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                                  ANNOUNCEMENT
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                              WPP GROUP plc ("WPP")
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WPP announces that on 23rd September 2002 it acquired 500,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at an average price of 420.78p.






24 September 2002